SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                        Commission File Number: 333-59133

                           NOTIFICATION OF LATE FILING

|_| Form 10-K |_| Form 11-K |_| Form 20-F |X|Form 10-Q
|_| Form N-SAR

         For Period Ended: December 31, 2000

|_| Transition Report on Form 10-K |_| Transition Report on Form 10-Q |_| Transition Report on Form 20-F |_| Transition Report on Form N-SAR

    For the Transition Period Ended: _______________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                         V3 SEMICONDUCTOR, INC.
Former name if applicable
Address of principal  executive office          250 Consumers Road, Suite 901
City, state and zip code                        North York, ON Canada, M2J 4V6

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

              (a)    The reasons described  in  reasonable detail in Part III of
                     this form could not  be  eliminated  without   unreasonable
                     effort or expense;

              (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion therof will be filed on or before the 15th calendar day
|X| following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

              (c The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The delayed filing of the annual report on Form 10-K for the fiscal year ended September 30, 2000 has imposed constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such annual report no later than five days after its original date.

                                     Part IV
                                Other Information

     (1) Name and telephone number of person to contact in regard to this notification

   Carl Mitchell                              (416)                  497-8884
        (Name)                          (Area Code)          (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        |_|  Yes    |X|  No

     The Registrant's Form 10-K for the fiscal year ended September 31, 2000 has not been filed.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        |_|  Yes    |X|  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             V3 SEMICONDUCTOR, INC.
                   Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  February 15, 2001                            /s/ Carl Mitchell
                                                     -----------------
                                                     By: Carl Mitchell
                                                         Chief Operating Officer